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The Gabelli Utility Trust

July 26, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Utility Trust Securities Act File No. 333-174333 Investment Company Act File No. 811-09243
Ladies and Gentlemen:
In accordance with the requirements of Item 25(2)(d) of Form N-2, the Gabelli Utility Trust (the “Fund”) will file an indenture as an exhibit to its Registration Statement on Form N-2 in a POS EX filing in the event the Fund offers notes pursuant to the Registration Statement.

Very truly yours,

By:	/s/ Agnes Mullady

	Name:	Agnes Mullady
	Title:	Treasurer and Secretary